UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE
ACT OF 1934
For the month of September 2025
Commission File Number: 001-41745
ODDITY Tech Ltd.
(Translation of registrant’s name into English)
8 HaHarash Street,
Tel Aviv-Jaffa, 6761304, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Explanatory Note
ODDITY Tech Ltd. (the “Company”) will hold its Annual General Meeting of Shareholders of the Company (the “Meeting”) on November 13, 2025 at 4:00 p.m. (Israel time), at the offices of Herzog, Fox & Neeman, 6 Yitzhak Sadeh St., Tel Aviv-Jaffa, 6777506, Israel. The Company hereby furnishes the following documents, which will be distributed to all shareholders of record as of the close of business on October 6, 2025 in connection with the Meeting:
(i)
A notice and proxy statement (“Notice and Proxy Statement”) with respect to the Meeting, which describes the proposals to be voted upon at the Meeting, the procedures for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)
A proxy card (“Proxy Card”) whereby holders of Class A and Class B ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement and Proxy Card are furnished as Exhibits 99.1 and 99.2, respectively, to this Form 6-K.
This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-274796) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX
Exhibit No.	Description
99.1	Notice and Proxy Statement for the Company’s Annual General Meeting of Shareholders to be held on November 13, 2025.
99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on November 13, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ODDITY TECH LTD.
By:
/s/ Lindsay Drucker Mann

Name: Lindsay Drucker Mann
Title:  Global Chief Financial Officer
Date: September 30, 2025